UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

DICE Therapeutics, Inc.

(Name of Subject Company)

DICE Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23345J 10 4

(CUSIP Number of Class of Securities)

J. Kevin Judice, Ph.D.

Chief Executive Officer

DICE Therapeutics, Inc.

400 East Jamie Court, Suite 300

South San Francisco, California

(650) 566-1420

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Matthew Rossiter, Esq.

Amanda Rose, Esq.

Douglas N. Cogen, Esq.

David K. Michaels, Esq.

Chelsea Anderson, Esq.
Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

(415) 875-2300

Scott Robertson Chief Business and Financial Officer DICE Therapeutics, Inc. 400 East Jamie Court, Suite 300 South San Francisco, California (650) 566-1420

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by DICE Therapeutics, Inc., a Delaware corporation (“DICE”), with the Securities and Exchange Commission (the “SEC”) on June 30, 2023 (the “Schedule14D-9”), relating to the offer (the “Offer”) by Durning Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the outstanding shares of DICE common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $48.00 per Share, net to the seller in cash, without interest, and subject to applicable tax withholding, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of June 18, 2023, by and among DICE, Lilly and Purchaser (the “Merger Agreement” and the transactions contemplated therein, the “Transactions”), the Offer to Purchase, dated as of June 30, 2023 and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

The subsection of Item 2 of the Schedule 14D-9 entitled “Tender Offer” is hereby amended as follows:

Beginning on page 2, the fourth full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on June 30, 2023. The Offer was initially scheduled to expire one minute past 11:59 p.m., Eastern Time, on July 28, 2023. On July 21, 2023, Lilly voluntarily withdrew its Premerger Notification and Report Form under the HSR Act pursuant to 16 C.F.R. 803.12, and refiled its Premerger Notification and Report Form on July 24, 2023. Following such refiling, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., Eastern Time, on August 8, 2023. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer ~~is initially~~ was extended and is now scheduled to expire one minute after 11:59 p.m., Eastern Time, on ~~July 28, 2023~~ August 8, 2023 (the “Expiration Time”), unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. If at the scheduled Expiration Time any of the conditions to the Offer (other than the Minimum Tender Condition) have not been satisfied or waived, Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for one or more occasions in consecutive increments of not more than 10 Business Days (as defined in the Merger Agreement) each (or such longer period as may be agreed to by Lilly and DICE), until such time as such conditions have been satisfied or waived. Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or The Nasdaq Stock Market applicable to the Offer. In addition, if at the scheduled Expiration Time each condition to the Offer shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may elect to (and if so requested by DICE, Purchaser shall, and Lilly shall cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by DICE (or if not so requested by DICE, as determined by Lilly), but not more than 10 Business Days (as such term is defined in the Merger Agreement) each (or for such longer period as may be agreed to by Lilly and DICE), provided that DICE shall not request Purchaser to, and Lilly shall not be required to cause Purchaser to, extend the Offer on more than five occasions.

Item 8. Additional Information.

The subsection of Item 8 of the Schedule 14D-9 entitled “Regulatory Approvals—U.S. Antitrust Laws” is hereby amended as follows:

On page 50, a new paragraph is added after the first full paragraph as follows:

On July 21, 2023, Lilly voluntarily withdrew its Premerger Notification and Report Form under the HSR Act, previously filed July 10, 2023, pursuant to 16 C.F.R. 803.12, and refiled its Premerger Notification and Report Form on July 24, 2023. Following such refiling, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., Eastern Time, on August 8, 2023. This period may change if the FTC or the Antitrust Division, as applicable, grants early termination of the waiting period or issues a request for additional information or documentary material, or if Lilly voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(A)	Press Release issued by Lilly on July 25, 2023 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

Dated: July 25, 2023	DICE Therapeutics, Inc.

	By:	/s/ Scott Robertson
	Name:	Scott Robertson
	Title:	Chief Business and Financial Officer